3/1 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015909

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Avenue, Suite 100
(No. and Street)

Edina (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. McCoy 952-835-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Boulevard, Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI A FUGATE
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 28, 2010

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

as of
December 31, 2010 and 2009

ASSETS

	2010	2009
Cash	$ 7,819	$ 100
Certificate of deposit	-	6,275
Total cash and cash equivalents	7,819	6,375
Commissions and accounts receivable	10,438	38,922
Prepaid expenses	8,591	6,811
Accounts receivable - employees	3,139	1,000
Furniture and equipment at cost, less accumulated depreciation of $84,355 and $83,115	619	1,860
Client list at cost, less amortization of $19,000 and $7,000	101,000	113,000
Securities owned:		
Marketable, at market value	7,119	5,946
Deferred income taxes	1,060	1,280
Refundable income taxes	-	2,664
Total assets	$ 139,785	$ 177,858

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Liabilities:		
Cash in bank, overdraft	$ -	$ 1,844
Commissions payable	4,474	7,900
Accrued retirement plan	8,980	3,666
Accrued taxes	1,947	17,168
Total liabilities	15,401	30,578
Stockholders' equity:		
Common stock, $1 par value, authorized 25,000 Shares, issued 1,736 shares	1,736	1,736
Preferred Stock	40,000	40,000
Retained earnings	82,648	105,544
Total stockholders' equity	124,384	147,280
Total liabilities and stockholders' equity	$ 139,785	$ 177,858

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2010 and 2009

	2010	2009
Revenues		
Commissions	$ 115,081	$ 194,948
Advisory fees and miscellaneous	1,017,884	614,475
Interest	15	111
Total revenues	1,132,980	809,534
Expenses		
Commissions	592,507	376,149
Salaries	351,625	288,582
Employee health insurance	17,520	9,502
Retirement plan	7,145	6,590
Payroll taxes	24,449	21,725
Training	2,532	3,783
Rent	46,464	46,554
Insurance	2,318	2,186
Professional fees	5,220	3,200
Advertising	7,731	5,194
Telephone	5,279	3,839
Postage and delivery	4,886	2,195
Books, subscriptions and periodicals	2,239	3,896
Office supplies	19,105	16,664
Licenses, regulatory fees, dues and memberships	7,014	7,513
Office expense	6,874	1,962
Depreciation and amortization	13,240	8,280
Travel and auto expenses	5,316	4,841
Directors fees	7,200	7,200
Interest	115	28
Other expenses	3,860	5,457
Total expenses	1,132,639	825,340
Income (loss) before income taxes	341	(15,806)
Provision for income taxes		
Current year	638	(1,611)
Deferred income taxes	165	(1,280)
Total provision for income taxes	803	(2,891)
Net income (loss)	$ (462)	$ (12,915)

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2010 and 2009

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance, December 31, 2008	$ -	1,736	$ 1,736	$ 129,315	$ 131,051
Net loss	-	-	-	(12,915)	(12,915)
Preferred stock issued	40,000	-	-	-	40,000
Dividend on preferred stock	-	-	-	(10,856)	(10,856)
Balance, December 31, 2009	$ 40,000	1,736	$ 1,736	$ 105,544	$ 147,280
Net loss	-	-	-	(462)	(462)
Dividend on preferred stock	-	-	-	(22,434)	(22,434)
Balance, December 31, 2010	$ 40,000	1,736	$ 1,736	$ 82,648	$ 124,384

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Fees and commissions received	$ 1,161,449	$ 784,417
Cash paid to suppliers and employees	(1,139,552)	(795,322)
Interest received	15	111
Interest paid	(115)	(28)
Income tax (paid) refund	2,081	5,133
Net cash provided (used) by operating activities	23,878	(5,689)
Cash flows used by investing activities:		
Purchase of investments	-	(30,000)
Cash flows from financing activities:		
Proceeds from issuance of preferred stock	-	40,000
Dividend paid	(22,434)	(10,856)
Net cash provided (used) by financing activates	(22,434)	29,144
Net increase (decrease) in cash	1,444	(6,545)
Cash and cash equivalents at beginning of year	6,375	12,920
Cash and cash equivalents at end of year	$ 7,819	$ 6,375
Reconciliation of net income to net cash provided (used) by operating activities		
Net income (loss)	$ (462)	$ (12,915)
Adjustments:		
Depreciation and amortization	13,240	8,280
Decrease (Increase) in commissions receivable	28,484	(28,327)
Decrease (Increase) in market value of securities	(1,173)	1,467
Increase (Decrease) commissions payable	(3,426)	3,867
Decrease (Increase) in prepaid expenses	(1,780)	1,443
Increase (decrease) in accrued taxes payable	(15,220)	15,827
Decrease in refundable income taxes	2,664	3,522
Decrease in accounts payable	-	(3,987)
Decrease (Increase) in accounts receivable-employees	(2,139)	3,321
Decrease (Increase) in deferred income taxes	220	(1,280)
Increase (Decrease) in cash in bank-overdraft	(1,844)	1,844
Increase in accrued retirement plan	5,314	1,249
Total adjustments	24,340	7,226
Net cash provided (used) by operating activities	$ 23,878	$ (5,689)

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2010 and 2009

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of nine months or less to be cash equivalents.

Securities-Marketable securities are valued at market value and securities not readily marketable are valued at fair value which is the same as cost.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2010 and 2009, the Company had a net capital of $7,699 and $7,633 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2010 and 2009. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Lease Commitment

The Company occupies its office facilities pursuant to a five year lease commencing May 1, 2008 with a base rent of $1,568.13 per month for the first two years, $1,688.75 for the third year, $1,749.06 for the forth year and $1,809.38 for the fifth year plus operating and tax costs. Minimum lease payments are as follows:

Year	Amount
2011	$20,747
2012	21,471
2013	7,238

6. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2010 and 2009 were $7,145 and $6,590 respectively.

7. Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current
Federal	$ 338
Minnesota	300
Total	$ 638

	Deferred
Minnesota	$ 165

The company has a net operating loss carry forward for state income tax purposes of $10,803.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated January 28, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 28, 2011

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net capital		
Total stockholders' equity		$124,384
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 8,591	
Furniture and equipment	619	
Accounts receivable and employees advances	4,109	
Petty cash	100	
Commissions receivable (non-allowable)	138	
Deferred income taxes	1,060	
Client list	101,000	
Total deductions		115,617
Adjusted net capital before haircuts		8,767
Haircuts on securities		
$7,119 common stock @ 15%		1,068
Adjusted net capital		$ 7,699

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$ 7,699
Minimum net capital required:		
Dollar minimum	$ 5,000	
6 2/3% of aggregate indebtedness	1,027	
Greater of above		5,000
Excess net capital		$ 2,699

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$ 4,474
Accrued retirement plan	8,980
Accrued taxes	1,947
Total aggregate indebtedness	$ 15,401
Net capital ratio	200.02%

See independent auditors report on supplementary information.

PLANNERS FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATIONS FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5(A)

December 31, 2010

	Net Capital	Aggregate Indebtedness
Total per Form X-17a-5(a)	$ 7,799	$ 15,301
Adjustments:		
Accrued income tax payable	(100)	100
Total per this report	$ 7,699	$ 15,401

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements of Planners Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control. .

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses ad defined previously. .

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 28, 2011

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Planners Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Planners Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Planners Financial Services, Inc.'s management is responsible for the Planners Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 28, 2011

PLANNERS FINANCIAL SERVICES, INC.
SIPC Schedule of Assessments and Payments

For The Year Ended
December 31, 2010

Schedule of Assessments

Total Revenue	$ 1,134,154
Deductions	117,944
SIPC Net Operating Revenues	$ 1,016,210
General Assessment @ .0025	$ 2,541

Schedule of Payments

Payment Date	Period	Amount
July 30, 2010	January 1, 2010 to June 30, 2010	$ 642
February 10, 2011	July 1, 2010 to December 31, 2010	1,899
Total expense per books		$ 2,541

See independent auditors report on applying agreed-upon procedures related to and Entity's SIPC assessment reconciliation.

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

As of
December 31, 2010

ROBERT H. WILLIAMS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
EDINA, MINNESOTA

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

As of
December 31, 2010